UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On October 28, 2022, The Nasdaq Stock Market LLC (“NASDAQ”) granted Tantech Holdings Ltd (the “Company”) an additional 180 calendar days, or until April 24, 2023, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

As previously reported, on April 28, 2022, the Company received a notification letter (the “Notice”) from NASDAQ advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s common shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the Minimum Bid Price Rule. The Company was provided 180 calendar days, or until October 25, 2022, to regain compliance with the Minimum Bid Price Rule. The Company was unable to regain compliance with the Minimum Bid Price Rule by October 25, 2022. NASDAQ’s determination to grant the second compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. To regain compliance, the bid price of the Company’s common shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period.

The Notice has no effect on the listing of the Company’s common shares at this time and the Company’s common shares will continue to trade on The NASDAQ Capital Market under the symbol “TANH”.

The Company intends to implement a reverse stock split. On October 28, 2022, the Company’s Board of Directors approved a consolidation of the authorized shares, including all issued shares, at the ratio of one-for-twenty-four (the “Reverse Share Split”), an amendment and restatement to the Company’s memorandum and articles of association currently registered with the Registrar of Corporate Affairs in the British Virgin Islands, and the change of authorized shares from of 60,000,000 common shares with a par value of $0.01 to 2,500,000 common shares with a par value of $0.24.

The Company issued a press release announcing the foregoing matters on October 31, 2022.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated October 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: October 31, 2022	By:	/s/ Wangfeng Yan
		Name:	Wangfeng Yan
		Title:	Chief Executive Officer